Segall Bryant & Hamill Trust

1290 Broadway, Suite 1100

Denver, CO 80203

December 6, 2018

VIA EDGAR

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Segall Bryant & Hamill Trust (the “Registrant”)

File Nos. 2-75677, 811-03373

Post-Effective Amendment No. 101 (1933 Act) on Form N-1A filed September 28, 2018

Dear Mr. Williamson:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the Staff of the Division of Investment Management on November 9, 2018 regarding the Registrant’s Post-Effective Amendment No. 101 (1933 Act) on Form N-1A filed September 28, 2018 pursuant to Rule 485(a) under the 1933 Act (the “Registration Statement”).

Administrative Comments

1.	Comment: Please respond to the Staff comments in writing and file your response as correspondence on EDGAR. When a comment asks for revised disclosure, or revisions are contemplated by the Trust’s response, please include draft language in your response. Also, please allow sufficient time for the Staff to review your response letter prior to filing the Registrant’s Rule 485(b) amendment to the Registration Statement. The Staff’s comments may apply to more than more than one location within the Registration Statement. For brevity, the Staff has not repeated its comments, but please consider when a comment may apply to multiple locations, and if revisions are made in response to that comment, please revise the disclosure in each applicable location.

Response: Comment complied with.

U.S. Securities and Exchange Commission

Division of Investment Management

December 6, 2018

Substantive Comments - Prospectus

2.	Comment: Please provide with this letter the completed fee table and expense example.

Response: Comment complied with. The completed fee table and expenses examples are enclosed herewith as Exhibit A.

3.	Comment 3: Please disclose who receives the annual account maintenance fee referred to in the Fund’s fees and expenses table, and the circumstances under which this fee can be increased. Please also explain the procedures for increasing such fees, including any required approvals or notifications.

Response: The $12 annual account maintenance fee referred to in the fees and expenses table is received and retained by the Fund, and as noted in the Prospectus under the heading “Annual Small Balance Account Maintenance Fee,” the fee “is designed to offset in part the relatively higher costs of servicing smaller accounts.” The existing disclosure also describes the timing of the account valuation for purposes of this fee and indicates situations in which the fee will not be imposed. The Registrant has supplemented this disclosure to state that the fee may only be increased with the approval of the Board of Trustees.

4.	Comment 4: The last sentence of the Fund’s expense example refers to “years two through ten.” Since the example will only reflect one-year and three-year amounts, please revise accordingly.

Response: Comment complied with. The sentence in question has been revised to refer to “years two through three.”

5.	Comment 5: The Staff notes the Fund’s name includes the phrase “short term,” and the Fund’s investment strategy focuses on investment grade securities with average maturities of five years or less. Please note that the Division has published guidance relating to Rule 35d-1 and in which its views on the meaning of “short term” are described. Please review this FAQ and revise as appropriate.

Response: Comment complied with. The Fund has revised the relevant portion of its principal investment strategy disclosure to state the following (emphasis added below):

“Under normal circumstances, the Fund will invest at least eighty percent (80%) of the value of its net assets, plus any borrowings for investment purposes, in investment-grade securities with average maturities of five years or less, and the dollar-weighted average maturity of the portfolio will be three years or less. Investment-grade securities for purposes of this limitation include corporate bonds, government and agency securities, mortgage-backed securities, mortgage pass-through securities, asset-backed securities, taxable municipal bonds, bonds issued in the U.S. by foreign entities, and zero coupon bonds.”

U.S. Securities and Exchange Commission

Division of Investment Management

December 6, 2018

6.	Comment 6: The principal investment strategies disclosure for the Fund mentions the “dollar-weighted average quality” of the portfolio. The Staff notes that, depending on the circumstances, a reference to average quality may not appropriately reflect the risks of the portfolio. For example, a portfolio with a barbell-shaped distribution may contain significant holdings of securities with substantially different risks than the securities reflecting the portfolio’s “average quality.” Please confirm your understanding of this issue and ensure the Fund’s portfolio will be consistent with its disclosure and not otherwise misleading.

Response: Comment complied with. The Registrant confirms its understanding of the Staff comment. The relevant section of the Fund’s principal investment strategy disclosure now states that “the dollar-weighted average quality of the portfolio is expected to be “Baa” or better,” and that “a Baa rating typically is the lowest of the four investment grade categories.”

Immediately following the abovementioned disclosure, the Fund states that it “may invest up to twenty percent (20%) of its assets in high yield securities” and goes on to describe the characteristics of high yield securities. Due to the limitation on the extent to which the Fund may invest in high yield securities, the Registrant believes that the potentially distortive effect of a barbell distribution is highly unlikely to be applicable to the Fund’s portfolio. Based on information from the Fund’s adviser, the Registrant believes that the totality of the current disclosure continues to be a reasonably accurate reflection of the portfolio’s overall characteristics.

7.	Comment 7: With respect to the Fund’s principal investment strategies, please disclose the asset class or classes that will typically back your ABS investments (i.e. auto, credit card, or student loans etc.). If the Fund has significant exposure to one or more asset classes or industries, please ensure the strategy and risk disclosures are appropriately detailed.

Response: Based on information provided by the Fund’s adviser, the Registrant understands that the Fund’s asset-backed securities are not typically expected to be backed by a narrow set of asset classes (in other words, there is not expected to be significant exposure to an underlying industry). The Fund’s strategy with respect to asset-backed securities is not limited in terms of asset classes, and the portfolio management expects there to be broad representation under normal market conditions. As a consequence, the Registrant believes the current disclosure is appropriate.

U.S. Securities and Exchange Commission

Division of Investment Management

December 6, 2018

8.	Comment 8: Please provide additional disclosure in the Fund’s principal investment strategies describing the process followed by the adviser when selecting securities and constructing the portfolio as a whole.

Response: Comment complied with. The Registrant has supplemented the existing disclosure regarding the adviser’s research, screening, and security selection process to state, in pertinent part, as follows (emphasis added to reflect newly-inserted disclosure):

“The portfolio management team implements an investment strategy that is based on bottom up research and security selection. The team opportunistically seeks inefficiencies within the bond market created by the size of the market, behaviors of large investors, and the nature of over-the-counter trading. The team also opportunistically focuses on discrepancies in credit ratings provided by different credit rating agencies to provide income.

The team uses a multiple step screening process and internally built modeling to identify suitable investments, taking into account financial and credit strength, operating cash flow, free cash flow stability, interest coverage and leverage ratios. The team typically focuses on publicly available data and company data rather than third-party research. The team also meets with company management teams in a variety of venues, including direct phone contact, conferences, one-on-one meetings at conferences, visits to our offices, company-site analyst days and quarterly earnings calls, to better understand potential investments.

Using a collaborative approach grounded in proprietary research, the team constructs a diversified portfolio by issuer to seek to minimize issuer-specific credit risk. Potential transactions are analyzed to evaluate impact on the entire portfolio.”

U.S. Securities and Exchange Commission

Division of Investment Management

December 6, 2018

9.	Comment 9: Please revise the Principal Risk section to make the implications to investors clearer. For example, under “credit risk,” what happens to the value of an investor’s investment in the fund if an issuer were unable to pay principal or interest when due. Please revise the Fund’s principal risk disclosures as appropriate.

Response: Comment complied with. The Registrant has made the following additions to the Fund’s principal risk disclosures (emphasis added to reflect newly-inserted language):

-	Credit Risk: The Fund is subject to the risk that an issuer may be unable to make principal and interest payments when due or that the price of the security changes due to a downgrade in the credit quality of the issuer. In such cases, the value of the Fund’s portfolio could fall. Corporate bonds are generally subject to higher levels of credit risk than government bonds.

-	Liquidity Risk: The Fund is subject to additional risks in that it may invest in high-yield/high-risk bonds (commonly referred to as “junk” bonds). These are bonds rated below investment grade by a Rating Agency or are unrated and determined to be of comparable quality by the Adviser and may include bonds that are already in default. Lower quality bonds may be more difficult or impossible to sell at the time and price that the Fund would like, making the Fund subject to greater levels of liquidity risk than other bond funds that do not invest in such securities. This could in turn negatively impact the value of the Fund’s portfolio.

-	Mortgage-Backed and Asset-Backed Securities Risk: Mortgage-backed and other asset-backed securities may be particularly sensitive to changes in prevailing interest rates. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities, and by extension, the value of the Fund’s portfolio. Mortgage-backed securities are also subject to pre-payment risk. Due to their often-complicated structures, various mortgage-backed and asset-backed securities may be difficult to value and may constitute illiquid securities. Furthermore, debtors may be entitled to the protection of a number of state and federal consumer protection credit laws with respect to these securities, which may give the debtor the right to avoid or reduce payment.

U.S. Securities and Exchange Commission

Division of Investment Management

December 6, 2018

10.	Comment 10: In the Fund’s principal investment strategies disclosure, the Fund refers to an average maturity of “less than or equal to five years” in one instance but indicates a different range elsewhere. Please revise for consistency.

Response: Comment complied with. The Registrant has revised the principal investment strategy disclosure to clarify that “the Fund will invest at least eighty percent (80%) of the value of its net assets, plus any borrowings for investment purposes, in investment-grade securities with average maturities of five years or less,” but that “the dollar-weighted average maturity of the portfolio will be three years or less.”

11.	Comment 11: Please confirm the accuracy of the Fund’s statements regarding illiquid securities appearing under the heading “Illiquid Investments.”

Response: Comment complied with. The Fund has revised the second sentence of the disclosure in question to read as follows (emphasis added to show newly-inserted language): “The Fund considers illiquid securities to be those securities that the Adviser does not believe could be sold in an orderly transaction within seven business days without a material impact on the price of the security.”

12.	Comment 12: In the Fund’s disclosure under the heading “Interest Rate Risk,” please provide an example of how much the value of a security held by the Fund is likely to decline in response to a 1% increase in interest rates.

Response: Comment complied with. The Registrant has revised the relevant disclosure to read as follows (emphases added to reflect newly-inserted language):

“A principal risk of investing in the Fund is that the value of a fixed income portfolio will generally decrease when interest rates rise, which means the Fund’s net asset value (“NAV”) will likewise decrease. Generally, debt securities decrease in value if interest rates rise and increase in value if interest rates fall, with longer-term securities being more sensitive than shorter-term securities. For example, the approximate percentage change in the price of a security with a two -year duration would be expected to drop by approximately 2% in response to a 1% increase in interest rates.”

U.S. Securities and Exchange Commission

Division of Investment Management

December 6, 2018

Substantive Comments – Statement of Additional Information

13.	Comment 13: Fundamental restrictions section- In the concentration-related restrictions, there should be a reference to “or group of industries.”

Response: Comment complied with. The Registrant has added the reference to “or group of industries.”

14.	Comment 14: Please explain why you believe it is appropriate to consider asset-based securities as an industry, as opposed to looking through to the underlying investment’s industries.

Response: The Registrant has revised the Fund’s fundamental investment policies to state, with respect to industry concentration, that the Fund may not “[c] oncentrate investments in a particular industry or group of industries as concentration is defined under the 1940 Act, the rules or regulations thereunder or applicable orders of the SEC, and any applicable exemptive relief, as such statute, rules, regulations or orders may be amended from time to time.”

As a practical matter, the Registrant believes that the Fund’s approach of treating asset-backed securities as an industry for purposes of concentration testing is appropriate and consistent with prior Staff guidance. While the primary business activities underlying the asset-backed securities held by the Fund may vary, the Registrant believes that there is sufficient overlap across the primary economic characteristics and qualitative risk profiles for these securities to be regarded as an industry, solely for purposes of assessing concentration.

Guide 19 to Form N-1A permitted registrants to define their own industry classifications, provided that the classifications were reasonable and the companies within a single industry had materially similar primary economic characteristics. Although the guidelines have been rescinded, registrants continue to rely on them and the SEC has indicated its continued approval of the Guide 19 instruction that registrants may rely on their own reasonable industry classifications, provided they are not overly broad within the meaning of Guide 19.1 Additionally, the Registrant is unaware of published regulatory authority requiring Funds to look at the underlying assets of asset-backed securities or mortgage-backed securities in assessing industry concentration.

[1]	See Brief for SEC as Amicus Curiae Supporting Plaintiffs at 9, In re Charles Schwab Corp. Securities Litigation, No. C-08-01510 (N.D. Cal. March 25, 2010).

U.S. Securities and Exchange Commission

Division of Investment Management

December 6, 2018

15.	Comment 15: Page 3 Paragraph beginning “As a non-fundamental policy”-Please clarify paragraph to be consistent with prior statement re fundamental policies.

Response: Comment complied with. The Registrant has deleted the paragraph in the Fund’s SAI beginning “As a non-fundamental policy, the Fund may not borrow . . .”

* * *

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Derek Smith
Derek Smith
Secretary, Segall Bryant & Hamill Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

U.S. Securities and Exchange Commission

Division of Investment Management

December 6, 2018

Exhibit A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Retail Class	Institutional Class
Annual Account Maintenance Fee (for Retail Class accounts under $750)	$12.00	–
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.25%	0.25%
Distribution (12b-1) Fees	None	None
Other Expenses	11.15%	10.93%
Total Annual Fund Operating Expenses	11.40%	11.18%
Fee Waiver and Expense Reimbursement	(10.91)%(1)	(10.78)%(2)
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	0.49%(1)	0.40%(2)

(1)	From December 12, 2018 until at least April 30, 2020, for the Fund’s Retail Class, Segall Bryant & Hamill, LLC (the “Adviser”) has contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse other expenses, so that the ratio of expenses to average net assets as reported in the Fund’s Financial Highlights will be no more than 0.49% for such period. This agreement may not be terminated or modified by the Adviser prior to April 30, 2020 without the approval of the Board of Trustees.

(2)	From December 12, 2018 until at least April 30, 2020, for the Fund’s Institutional Class, the Adviser has contractually agreed to waive the investment advisory and/or administration fees and/or to reimburse other expenses, so that the ratio of expenses to average net assets as reported in the Fund’s Financial Highlights will be no more than 0.40% for such period. This agreement may not be terminated or modified by the Adviser prior to April 30, 2020 without the approval of the Board of Trustees.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in either the Retail Class shares or the Institutional Class shares of the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, that the Fund’s total annual operating expenses remain the same. This Example reflects the net operating expenses with expense waivers for the one-year contractual period and the total operating expenses without expense waivers for years two through three.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:	One Year	Three Years
Retail Class	$50	$2,287
Institutional Class	$41	$2,241